AMCON Distributing Company
                         7405 Irvington Road
                           Omaha, NE 68122

June 13, 2006

Ms. Sarah Goldberg
Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  AMCON Distributing Company
Form 8-K Filed May 31, 2006
File No. 1-15589

Dear Ms. Goldberg:

This letter is being filed as EDGAR correspondence with our proposed First Amendment to Current Report on Form 8-K/A (see Exhibit A) of AMCON Distributing Company ("AMCON" or the "Company"), SEC File No. 1-15589, to respond to the concerns raised by the Securities and Exchange Commission ("SEC") staff on June 2, 2006 in a letter to Mr. Andrew C. Plummer (the "Comment"). The number Comments are set forth below in all capitals and the Company's response follows in normal font text.

ITEM 4.02
1. PLEASE TELL US IN GREATER DETAIL THE NATURE OF THE ERRORS IN YOUR INVENTORY ACCOUNTING, THE CAUSE OF THE ERRORS AND WHY SUCH ERRORS WERE NOT PREVIOUSLY DISCOVERED.

Response:
Please refer to Exhibit A attached hereto which serves as our proposed First Amendment to Current Report Form 8-K/A ("Form 8-K/A") which addresses your concerns and is to be filed upon the completion of this review.

2. AS YOU HAVE CONCLUDED THAT YOUR PREVIOUSLY ISSUED FINANCIAL STATEMENTS FOR THE FISCAL 2005 QUARTERS SHOULD NO LONGER BE RELIED UPON, PLEASE AMEND YOUR FISCAL 2005 FORMS 10-Q TO CORRECT THE DISCLOSED ERRORS. IT IS NOT SUFFICIENT TO RESTATE THE QUARTERLY FINANCIALS PROSPECTIVELY AS EACH QUARTER IS FILED IN FISCAL 2006. WE BELIEVE IT IS APPROPRIATE TO NOTE THAT AS YOU ARE RESPONSIBLE UNDER THE FEDERAL SECURITIES LAW AND REGULATIONS TO FILE ACCURATE REPORTS WITH THE COMMISSION, AND TO BE IN FULL COMPLIANCE WITH THE REPORTING REQUIREMENTS OF THE EXCHANGE ACT, YOU ARE REQUIRED TO AMEND ANY FILINGS THAT CONTAIN MATERIALLY INACCURATE FINANCIAL STATEMENTS.

Response: Pursuant to our discussions via voicemails during the week of June 6, 2006, the Company intends to disclose the restated quarterly information in its Annual Report on Form 10-K for fiscal year ended September 30, 2005 ("Form 10-K"). The Company intends to file this Form 10-K near the end of June 2006.

                               1




3. YOU DISCLOSE THAT YOU FILED YOUR FISCAL 2005 FORMS 10-Q DURING 2006. IT APPEARS YOU MAY HAVE INTENDED TO STATE THAT THEY WERE FILED DURING 2005. IF SO, PLEASE AMEND FOR 8-K TO CORRECT THIS STATEMENT.

Response: Please refer to Exhibit A which serves as our proposed Form 8-K/A to correct this inadvertent error by stating that the Form 10-Qs for the fiscal quarters ended December 31, 2004, March 31, 2005 and June 30, 2005, respectively, were filed on February 14, 2005, May 27, 2005 and August 22, 2005, respectively. We expect to file this Form 8-K/A upon the completion of this review.

4. WE NOTE THAT YOU CONCLUDED IN FORM 10-Q FOR FISCAL QUARTER ENDED JUNE 30, 2005 THAT DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE. PLEASE TELL US IF YOUR CERTIFYING OFFICERS HAVE CONSIDERED THE EFFECTS OF THE ERRORS ON THE ACCURACY OF SUCH PRIOR DISCLOSURE REGARDING DISCLOSURE CONTROLS AND PROCEDURES UNDER ITEM 307 OF REGULATION S-K. IF SUCH OFFICERS HAVE CONCLUDED THAT THEIR PREVIOUS CONCLUSION REGARDING EFFECTIVENESS WAS INCORRECT, YOU MUST DISCLOSURE THIS DETERMINATION. OTHERWISE, PLEASE EXPLAIN TO US WHY THE DISCOVERY OF THESE ERRORS DID NOT AFFECT YOUR CONCLUSION REGARDING THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES.

Response: As the Company will report in its Form 10-K, expected to be filed near the end of June:

    The Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act of 1934, as amended (the "Exchange Act")), that are designed to ensure that information required to be disclosed in the Company's reports filed or furnished under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Exchange Act related rules and forms of the SEC. Such information is accumulated and communicated to the Company's management, including its Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives.

    The Company carried out the evaluation required by paragraph (b) of the Exchange Act Rules 13a-15 and 15d-15, under the supervision and with the participation of our management, including the CEO and CFO, of the effectiveness of our disclosure controls and procedures. Based upon this evaluation, as a result of the material weaknesses described below, the CEO and CFO concluded that our disclosure controls and procedures were not effective, as of September 30, 2005. The Company's management conducted similar evaluations for each fiscal quarter of 2005. While the CEO and CFO had concluded that our disclosure controls and procedures were effective at the time, they now conclude, as a result of the material weaknesses described below, that our disclosure controls and procedures were not effective, as of each of December 31, 2004, March 31, 2005 and June 30, 2005.

    To mitigate the control weaknesses described below, the Company performed additional analysis and other post-closing procedures in order to prepare the consolidated financial statements in accordance with generally accepted accounting principles in the United States of America. Accordingly, management believes that the consolidated financial statements as of and for

                               2

the fiscal year ended September 30, 2005 and the restated quarterly results, included in this Annual Report on Form 10-K, fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.

    In connection with the Company's September 30, 2005 year end audit and physical inventory count at its subsidiary, Hawaiian Natural Water Co., Inc. ("HNWC"), the Company discovered that incorrect accounting entries had been made. These resulted in material weaknesses in internal control over
financial reporting.   A material weakness is a significant control
deficiency, or combination of significant control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Management and the Company's independent registered public accountants identified the following material weaknesses:

     a) The Company did not maintain sufficient levels of appropriately qualified and trained personnel in the accounting office of HNWC, specifically as they related to the integration of new business operations and the application of certain complex aspects of inventory and manufacturing accounting; and

     b) The Company did not maintain sufficient oversight and review of the disclosure controls and procedures of its subsidiaries during fiscal year 2005 to identify the significant deficiencies in the internal control over financial reporting at HNWC in a timely manner.

The following changes in our internal control over financial reporting were made to correct the deficiencies noted above. These changes occurred during the first and second quarters of fiscal year 2006 and have significantly strengthened our internal control over financial reporting:

     1) AMCON's corporate management terminated HNWC's then current President and Chief Financial Officer.

     2) AMCON's corporate management hired a new acting president and a highly qualified accounting consultant at HNWC to investigate the irregularities and guide internal accounting personnel in the application of generally accepted accounting principles related to inventory and production cost accounting.

     3) HNWC management hired accounting staff at HNWC with more experience.

     4) HNWC management is reviewing all product cost summaries and all inventory cost changes.

     5) AMCON's corporate management implemented procedures to ensure proper review and approval of all adjusting journal entries posted at HNWC, as well as, increasing monthly review of subsidiary financial statements.

                               3





Furthermore, the Company acknowledges:

  - it is responsible for the adequacy and accuracy of the disclosure in the filing;

  - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  - it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions regarding these matters please feel free to contact me at (402) 331-3727 Ext. 225.

Sincerely,



/s/ Andrew C. Plummer
------------------------
Andrew C. Plummer
Vice President and
Acting Chief Financial Officer


                               4






























EXHIBIT A




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-K/A
                                (Amendment No. 1)

                                 CURRENT REPORT
                     PURSUANT TO SECTION 13 OR 15(D) OF THE
                             SECURITIES ACT OF 1934


      Date of Report (Date of earliest event reported) May 24, 2006
      ------------------------------------------------------------------


                          AMCON DISTRIBUTING COMPANY
                          --------------------------
           (Exact name of registrant as specified in its charter)


   DELAWARE                         1-15589                    47-0702918
------------------------------------------------------------------------------
(State or other                   (Commission                (IRS Employer
jurisdiction of                   File Number)             Identification No.)
incorporation)


                       7405 Irvington Road, Omaha, NE 68122
                       ------------------------------------
                (Address of principal executive offices) (Zip Code)


                                (402) 331-3727
                                --------------
             (Registrant's telephone number, including area code)


                                 Not Applicable
                                 --------------
          (Former name or former address, if changed since last report)













ITEM 4.02. NON-RELIANCE ON PREVIOUSLY ISSUED FINANCIAL STATEMENTS OR A RELATED AUDIT REPORT OR COMPLETED INTERIM REVIEW

In performing year end audit procedures as of and for the period ended September 30, 2005 on the Company's wholly-owned subsidiary, Hawaiian Natural Water Company ("HNWC"), the auditors noted discrepancies in their physical test counts and the final perpetual inventory records. These discrepancies led the Company to initiate an internal investigation which resulted in the identification of several areas where journal entries were recorded incorrectly including inventory production accounting errors; the overstatement of inventory when integrating in fiscal 2005 the production systems and records of an operation acquired in fiscal 2004; capitalization of certain fixed overhead costs as inventory which should have been expensed; failure to reserve an appropriate amount for inventory that became obsolete; and capitalization of certain product development costs that should have been expensed as incurred. The above led to an overstatement of inventory, other assets and net income by an aggregate of approximately $685,000, after tax over the first nine months of fiscal 2005.

Based on the results of the investigation, (a) these errors were generally caused by deficiencies in internal control over financial reporting, including deficiencies in disclosure controls and procedures, discussed below in this Form 8-K/A; (b) the scope of the errors were contained in fiscal 2005, and (c) the errors were concentrated in the areas discussed above.

When AMCON corporate management became aware of the issues referenced above, it reported these problems to the Audit Committee and Deloitte and Touche, the Company's independent registered public accountants. AMCON corporate management has discussed the investigation, the resolution of the problems and strengthening of internal controls with the Audit Committee and its independent registered public accountants.

On January 16, 2006, the Company issued a press release disclosing management's investigation into the above.

As a result of the accounting errors, management and the Company's Audit Committee determined on May 24, 2006 that the Company's first, second and third quarter financial statements for fiscal 2005 filed on Form 10-Qs with the Securities and Exchange Commission on February 14, 2005, May 27, 2005 and August 22, 2005, respectively, should no longer be relied upon because of these errors and that these financial statements should be restated to correct these errors. Management and the Audit Committee have discussed with the Company's independent registered public accountants that these financial statements can no longer be relied upon.

The foregoing incorrect accounting entries resulted from the following material weaknesses in internal control over financial reporting:

     a) The Company did not maintain sufficient levels of appropriately qualified and trained personnel in the accounting office of HNWC, specifically as they related to the integration of new business operations and the application of certain complex aspects of inventory and manufacturing accounting; and

     b) The Company did not maintain sufficient oversight and review of the disclosure controls and procedures of its subsidiaries during fiscal year 2005 to identify the significant deficiencies in the internal controls over financial reporting at HNWC in a timely manner.



The following changes in our internal control over financial reporting were made to correct the deficiencies noted above. These changes occurred during the first and second quarters of fiscal year 2006 and have significantly strengthened our internal control over financial reporting:

     1) AMCON corporate management terminated HNWC's then current President and Chief Financial Officer.

     2) AMCON corporate management hired a new acting president and a highly qualified accounting consultant at HNWC to investigate the irregularities and to guide internal accounting personnel in the application of generally accepted accounting principles related to inventory and production cost accounting.

     3)  HNWC hired accounting staff with more experience.

     4) HNWC management is reviewing all product cost summaries and all posting of inventory cost changes.

     5) AMCON corporate management implemented procedures to ensure proper review and approval of all adjusting journal entries posted at HNWC, as well as, increasing monthly review of subsidiary financial statements.

The table set forth below gives effect to these restatements. Management expects to restate the quarterly financials prospectively as each quarter is filed in fiscal 2006.

A summary of the significant effects of this restatement by quarter is as follows:


FIRST FISCAL QUARTER ENDED DECEMBER 31, 2004
--------------------------------------------
                                                As previously
                                                  reported      Corrections     As restated
                                                -------------   ------------   ------------
Condensed Consolidated Unaudited Balance Sheet
----------------------------------------------
Inventory                                       $  35,454,419   $   (574,165)  $ 34,880,254
Deferred income taxes                               2,618,391        232,000      2,850,391
Other assets                                        1,485,457       (108,759)     1,376,698
Retained earnings                                   6,397,550       (450,924)     5,946,626

Condensed Consolidated Unaudited Statement of Operations
--------------------------------------------------------

Cost of sales                                   $ 198,459,240   $    574,165   $199,033,405
Selling, general and administrative expenses       13,824,366        108,759     13,933,125
Income tax (benefit) expense                          224,000       (232,000)        (8,000)
Net (loss) income                                     (85,599)      (450,924)      (536,523)
Basic (loss) earnings per share                         (0.16)         (0.86)         (1.02)
Diluted (loss) earnings per share                       (0.02)         (0.86)         (1.02) /1/

/1/ Before this restatement, the impact of the conversion of the stock options and preferred stock was dilutive to earnings per share because there was income from continuing operations. After making the corrections for the restatement, there will now be a loss from continuing operations which makes the impact of the conversion of the stock options and preferred stock was antidilutive. This antidilutive impact results in a loss of ($1.02) per dilutive share.

Condensed Consolidated Unaudited Statement of Cash Flows
--------------------------------------------------------
Income (loss) from continuing operations       $     394,063    $   (450,924)  $    (56,861)
  available to common shareholders
Deferred income taxes                                (45,224)       (232,000)      (277,224)
Inventory                                           (464,962)        574,165        109,203
Other assets                                         (28,512)        108,759         80,247



SECOND FISCAL QUARTER ENDED MARCH 31, 2005
------------------------------------------


Condensed Consolidated Unaudited Balance Sheet /2/
----------------------------------------------

                                                As previously
                                                  reported      Corrections     As restated
                                                -------------   ------------   ------------
Inventory                                       $  30,304,173   $   (689,993)  $ 29,614,180
Deferred income taxes                               3,729,391        279,000      4,008,391
Other assets                                        1,494,754       (129,904)     1,364,850
Retained earnings                                   4,509,877       (540,897)     3,968,980



Condensed Consolidated Unaudited Statement of Operations /2/
--------------------------------------------------------


                              Three months ended March 31, 2005         Six months ended March 31, 2005
                            --------------------------------------  ------------------------------------
                            As previously                           As previously
                             reported     Corrections As restated    reported     Corrections As restated
                            ------------- ----------- ------------ -------------- ----------- ------------
Cost of sales                $180,236,017  $115,828  $180,351,845    $378,695,256  $689,993  $379,385,249
Selling, general
  and administrative expenses  13,727,633    21,145    13,748,778      27,551,999   129,904    27,681,903
Income tax (benefit) expense     (565,000)  (47,000)     (612,000)       (341,000) (279,000)     (620,000)
Net (loss) income              (1,887,674)  (89,973)   (1,977,647)     (1,973,273) (540,897)   (2,514,170)
Basic (loss) earnings per share     (3.58)    (0.17)        (3.75)          (3.74)    (1.03)        (4.77)
Diluted (loss) earnings per share   (3.58)    (0.17)        (3.75)          (3.74)    (1.03)        (4.77)


Condensed Consolidated Unaudited Statement of Cash Flows /2/
--------------------------------------------------------

                                                As previously
                                                  reported      Corrections     As restated
                                                -------------   ------------   ------------
Net income (loss) from continuing operations    $    (603,991)  $   (540,897)  $ (1,144,888)
   available to common shareholders
Deferred income taxes                              (1,137,076)      (279,000)    (1,416,076)
Inventory                                           4,639,543        689,993      5,329,536
Other assets                                          (37,810)       129,904         92,094

THIRD FISCAL QUARTER ENDED JUNE 30, 2005
----------------------------------------


Condensed Consolidated Unaudited Balance Sheet /2/
----------------------------------------------

                                                As previously
                                                  reported      Corrections     As restated
                                                -------------   ------------   ------------
Inventory                                       $  28,939,608   $   (889,612)  $ 28,049,996
Deferred income taxes                               3,780,391        353,000      4,133,391
Other assets                                        1,570,434       (148,884)     1,421,550
Retained earnings                                   4,354,000       (685,496)     3,668,504


Condensed Consolidated Unaudited Statement of Operations /2/
--------------------------------------------------------


                              Three months ended June 30, 2005         Nine months ended June 30, 2005
                            -------------------------------------  ---------------------------------------
                            As previously                           As previously
                             reported     Corrections As restated    reported     Corrections As restated
                            ------------- ----------- ------------  ------------  ----------- ------------
Cost of sales                $201,251,586  $199,619  $201,451,205   $579,946,842   $889,612  $580,836,454
Selling, general
  and administrative expenses  13,693,711    18,980    13,712,691     41,245,710    148,884    41,394,594
Income tax (benefit) expense      138,000   (74,000)       64,000       (203,000)  (353,000)     (556,000)
Net (loss) income                (155,877) (144,599)     (300,476)    (2,129,150)  (685,496)   (2,814,646)
Basic (loss) earnings per share     (0.30)    (0.27)        (0.57)         (4.04)     (1.30)        (5.34)
Diluted (loss) earnings per share   (0.28)    (0.27)        (0.55)         (4.04)     (1.30)        (5.34)


Condensed Consolidated Unaudited Statement of Cash Flows /2/
--------------------------------------------------------


                                                As previously
                                                  reported      Corrections     As restated
                                                -------------   ------------   ------------
Income (loss) from continuing operations        $    (441,609)  $   (685,496)  $ (1,127,105)
   available to common shareholders
Deferred income taxes                              (1,205,608)      (353,000)    (1,558,608)
Inventory                                           5,911,793        889,612      6,801,405
Other assets                                         (191,170)       148,884        (42,286)



/2/ In March 2006, the Company discontinued the operations of Trinity Springs, Inc., its water bottling operation located in Idaho.  As a result, the balance sheets as of March 31, 2005 and June 30, 2005 and the statements of operations and statements of cash flows for the fiscal periods then ended will be prepared reflecting TSI's financial results as discontinued operations in accordance with Statement of
Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived
Assets" when filed.  As a result, the information presented above will differ from the actual financial statements to be filed with the SEC.


                                   SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                AMCON DISTRIBUTING COMPANY
                                     (Registrant)

Date: June 13, 2006             By :     Andrew C. Plummer
                                         -------------------------
                                Name:    Andrew C. Plummer
                                Title:   Vice President & Acting
                                          Chief Financial Officer

                                   -end-